UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)*


                    BIODELIVERY SCIENCES INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    09060J106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 09060J106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,392,420 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,392,420 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,392,420 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%*
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

------------
      * Based on 13,938,146 shares of the common stock, par value $0.001 per share (the "Shares") of BioDelivery Sciences International, Inc., a Delaware corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a common stock purchase warrant (the "June Warrant #1") to acquire 22,500 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "June Warrant #2") to acquire 7,500 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #1") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "January Warrant #2") to acquire 29,700 Shares at an exercise price of $0.001 per Share, subject to certain adjustments;
(v) a common stock purchase warrant (the "February Warrant") to acquire 350,000 Shares at an exercise price of $3.88 per Share, subject to certain adjustments,
(vi) a common stock purchase warrant (the "May Warrant") to acquire 483,871 Shares at an exercise price of $3.88 per Share, subject to certain adjustments,
(vii) a common stock purchase warrant (the "July Warrant #1") to acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(viii) a common stock purchase warrant (the "July Warrant #2" and together with the June Warrant #1, the June Warrant #2, the January Warrant #1, the January Warrant #2, the February Warrant, the May Warrant and the July Warrant #1, the "Early Warrants") to acquire 62,887 Shares, at an exercise price of $3.00 per Share, subject to certain adjustments, (ix) a common stock purchase Warrant (the "December Warrant #1") to acquire 943,305 Shares, at an exercise price of $3.05 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "December Warrant #2" and together with the December Warrant #1, the "December Warrants") to acquire 556,695 Shares, at an exercise price of $3.05 per Share, subject to certain adjustments, (xi) a Convertible Term Note in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $2.45 per Share, subject to certain adjustments ("Note #1");
(xii) a Convertible Term Note in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $2.45 per Share, subject to certain adjustments ("Note #2", and together with Note #1, the "Notes"); and (xiii) 19,403 Shares. The Early Warrants and the Notes contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The December Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 75 days prior notice to the Company and, other than in the case of the July Warrant #1, the July Warrant #2, the December Warrant #1 and the December Warrant #2, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the July Warrant #1, the July Warrant #2, the December Warrant #1 and the December Warrant #2, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 09060J106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON: Laurus Capital Management, LLC

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-4150669
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,392,420 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,392,420 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,392,420 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------


------------
      * Based on 13,938,146 shares of the common stock, par value $0.001 per share (the "Shares") of BioDelivery Sciences International, Inc., a Delaware corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a common stock purchase warrant (the "June Warrant #1") to acquire 22,500 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "June Warrant #2") to acquire 7,500 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #1") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "January Warrant #2") to acquire 29,700 Shares at an exercise price of $0.001 per Share, subject to certain adjustments;
(v) a common stock purchase warrant (the "February Warrant") to acquire 350,000 Shares at an exercise price of $3.88 per Share, subject to certain adjustments,
(vi) a common stock purchase warrant (the "May Warrant") to acquire 483,871 Shares at an exercise price of $3.88 per Share, subject to certain adjustments,
(vii) a common stock purchase warrant (the "July Warrant #1") to acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(viii) a common stock purchase warrant (the "July Warrant #2" and together with the June Warrant #1, the June Warrant #2, the January Warrant #1, the January Warrant #2, the February Warrant, the May Warrant and the July Warrant #1, the "Early Warrants") to acquire 62,887 Shares, at an exercise price of $3.00 per Share, subject to certain adjustments, (ix) a common stock purchase Warrant (the "December Warrant #1") to acquire 943,305 Shares, at an exercise price of $3.05 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "December Warrant #2" and together with the December Warrant #1, the "December Warrants") to acquire 556,695 Shares, at an exercise price of $3.05 per Share, subject to certain adjustments, (xi) a Convertible Term Note in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $2.45 per Share, subject to certain adjustments ("Note #1");
(xii) a Convertible Term Note in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $2.45 per Share, subject to certain adjustments ("Note #2", and together with Note #1, the "Notes"); and (xiii) 19,403 Shares. The Early Warrants and the Notes contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The December Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 75 days prior notice to the Company and, other than in the case of the July Warrant #1, the July Warrant #2, the December Warrant #1 and the December Warrant #2, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the July Warrant #1, the July Warrant #2, the December Warrant #1 and the December Warrant #2, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 09060J106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      David Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,392,420 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,392,420 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,392,420 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


------------
      * Based on 13,938,146 shares of the common stock, par value $0.001 per share (the "Shares") of BioDelivery Sciences International, Inc., a Delaware corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a common stock purchase warrant (the "June Warrant #1") to acquire 22,500 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "June Warrant #2") to acquire 7,500 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #1") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "January Warrant #2") to acquire 29,700 Shares at an exercise price of $0.001 per Share, subject to certain adjustments;
(v) a common stock purchase warrant (the "February Warrant") to acquire 350,000 Shares at an exercise price of $3.88 per Share, subject to certain adjustments,
(vi) a common stock purchase warrant (the "May Warrant") to acquire 483,871 Shares at an exercise price of $3.88 per Share, subject to certain adjustments,
(vii) a common stock purchase warrant (the "July Warrant #1") to acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(viii) a common stock purchase warrant (the "July Warrant #2" and together with the June Warrant #1, the June Warrant #2, the January Warrant #1, the January Warrant #2, the February Warrant, the May Warrant and the July Warrant #1, the "Early Warrants") to acquire 62,887 Shares, at an exercise price of $3.00 per Share, subject to certain adjustments, (ix) a common stock purchase Warrant (the "December Warrant #1") to acquire 943,305 Shares, at an exercise price of $3.05 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "December Warrant #2" and together with the December Warrant #1, the "December Warrants") to acquire 556,695 Shares, at an exercise price of $3.05 per Share, subject to certain adjustments, (xi) a Convertible Term Note in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $2.45 per Share, subject to certain adjustments ("Note #1");
(xii) a Convertible Term Note in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $2.45 per Share, subject to certain adjustments ("Note #2", and together with Note #1, the "Notes"); and (xiii) 19,403 Shares. The Early Warrants and the Notes contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The December Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 75 days prior notice to the Company and, other than in the case of the July Warrant #1, the July Warrant #2, the December Warrant #1 and the December Warrant #2, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the July Warrant #1, the July Warrant #2, the December Warrant #1 and the December Warrant #2, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------
CUSIP No. 09060J106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON:

      Eugene Grin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF         5     SOLE VOTING POWER:
SHARES
BENEFICIALLY            0 shares of Common Stock.*
OWNED BY          --------------------------------------------------------------
EACH              6     SHARED VOTING POWER:
REPORTING
PERSON                  1,392,420 shares of Common Stock.*
                  --------------------------------------------------------------
                  7     SOLE DISPOSITIVE POWER:

                        0 shares of Common Stock.*
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER:

                        1,392,420 shares of Common Stock.*
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,392,420 shares of Common Stock.
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             |X|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.99%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


------------
      * Based on 13,938,146 shares of the common stock, par value $0.001 per share (the "Shares") of BioDelivery Sciences International, Inc., a Delaware corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a common stock purchase warrant (the "June Warrant #1") to acquire 22,500 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "June Warrant #2") to acquire 7,500 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #1") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "January Warrant #2") to acquire 29,700 Shares at an exercise price of $0.001 per Share, subject to certain adjustments;
(v) a common stock purchase warrant (the "February Warrant") to acquire 350,000 Shares at an exercise price of $3.88 per Share, subject to certain adjustments,
(vi) a common stock purchase warrant (the "May Warrant") to acquire 483,871 Shares at an exercise price of $3.88 per Share, subject to certain adjustments,
(vii) a common stock purchase warrant (the "July Warrant #1") to acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(viii) a common stock purchase warrant (the "July Warrant #2" and together with the June Warrant #1, the June Warrant #2, the January Warrant #1, the January Warrant #2, the February Warrant, the May Warrant and the July Warrant #1, the "Early Warrants") to acquire 62,887 Shares, at an exercise price of $3.00 per Share, subject to certain adjustments, (ix) a common stock purchase Warrant (the "December Warrant #1") to acquire 943,305 Shares, at an exercise price of $3.05 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "December Warrant #2" and together with the December Warrant #1, the "December Warrants") to acquire 556,695 Shares, at an exercise price of $3.05 per Share, subject to certain adjustments, (xi) a Convertible Term Note in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $2.45 per Share, subject to certain adjustments ("Note #1");
(xii) a Convertible Term Note in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $2.45 per Share, subject to certain adjustments ("Note #2", and together with Note #1, the "Notes"); and (xiii) 19,403 Shares. The Early Warrants and the Notes contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The December Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 75 days prior notice to the Company and, other than in the case of the July Warrant #1, the July Warrant #2, the December Warrant #1 and the December Warrant #2, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the July Warrant #1, the July Warrant #2, the December Warrant #1 and the December Warrant #2, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a).  Name of Issuer: BIODELIVERY SCIENCES INTERNATIONAL, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            2501 Aerial Center Parkway Suite 205 Morrisville, NC 27560

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

                  This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC,
            825 Third Avenue, 14th Floor,
            New York, NY 10022

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 09060J106

Item 3.     Not Applicable

Item 4.     Ownership:

            (a)   Amount Beneficially Owned: 1,392,420 shares of Common Stock*

            (b)   Percent of Class: 9.99%*

            (c)   Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 1,392,420 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        1,392,420 shares of Common Stock*

Item 5.     Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------
      * Based on 13,938,146 shares of the common stock, par value $0.001 per share (the "Shares") of BioDelivery Sciences International, Inc., a Delaware corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held (i) a common stock purchase warrant (the "June Warrant #1") to acquire 22,500 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "June Warrant #2") to acquire 7,500 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant (the "January Warrant #1") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iv) a common stock purchase warrant (the "January Warrant #2") to acquire 29,700 Shares at an exercise price of $0.001 per Share, subject to certain adjustments;
(v) a common stock purchase warrant (the "February Warrant") to acquire 350,000 Shares at an exercise price of $3.88 per Share, subject to certain adjustments,
(vi) a common stock purchase warrant (the "May Warrant") to acquire 483,871 Shares at an exercise price of $3.88 per Share, subject to certain adjustments,
(vii) a common stock purchase warrant (the "July Warrant #1") to acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(viii) a common stock purchase warrant (the "July Warrant #2" and together with the June Warrant #1, the June Warrant #2, the January Warrant #1, the January Warrant #2, the February Warrant, the May Warrant and the July Warrant #1, the "Early Warrants") to acquire 62,887 Shares, at an exercise price of $3.00 per Share, subject to certain adjustments, (ix) a common stock purchase Warrant (the "December Warrant #1") to acquire 943,305 Shares, at an exercise price of $3.05 per Share, subject to certain adjustments, (x) a common stock purchase warrant (the "December Warrant #2" and together with the December Warrant #1, the "December Warrants") to acquire 556,695 Shares, at an exercise price of $3.05 per Share, subject to certain adjustments, (xi) a Convertible Term Note in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $2.45 per Share, subject to certain adjustments ("Note #1");
(xii) a Convertible Term Note in the aggregate principal amount of $2,500,000, which is convertible into Shares at a conversion rate of $2.45 per Share, subject to certain adjustments ("Note #2", and together with Note #1, the "Notes"); and (xiii) 19,403 Shares. The Early Warrants and the Notes contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The December Warrants contain an issuance limitation prohibiting the Fund from exercising those securities to the extent that such exercise would result in beneficial ownership by the Fund of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Fund upon at least 75 days prior notice to the Company and, other than in the case of the July Warrant #1, the July Warrant #2, the December Warrant #1 and the December Warrant #2, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the July Warrant #1, the July Warrant #2, the December Warrant #1 and the December Warrant #2, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 14, 2007
                                               ---------------------------------
                                               Date


                                               /s/ Eugene Grin
                                               ---------------------------------
                                               Eugene Grin
                                               Director

                                   APPENDIX A


A.    Name:                  Laurus Capital Management, LLC,
                             a Delaware limited liability company
      Business Address:      825 Third Avenue, 14th Floor
                             New York, New York 10022
      Place of Organization: Delaware


B.    Name:                  Eugene Grin
      Business Address:      825 Third Avenue, 14th Floor
                             New York, New York 10022

      Principal Occupation:  Director of Laurus Master Fund, Ltd.
                             Principal of Laurus Capital Management, LLC
      Citizenship:           United States


C.    Name:                  David Grin
      Business Address:      825 Third Avenue, 14th Floor
                             New York, New York 10022

      Principal Occupation:  Director of Laurus Master Fund, Ltd.
                             Principal of Laurus Capital Management, LLC
      Citizenship:           Israel

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC


/s/ Eugene Grin
---------------------------------
Eugene Grin
Principal
February 14, 2007


/s/ David Grin
---------------------------------
David Grin, on his individual behalf
February 14, 2007


/s/ Eugene Grin
---------------------------------
Eugene Grin, on his individual behalf
February 14, 2007